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EXHIBIT 99.3

Notice of Annual General Meeting and Notice of Availability of Proxy Materials

0148ND Fold Fold Have questions about this notice? Call the Toll Free Number below or scan the QR code to fi nd out more. Toll Free – 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Annual General Meeting and Notice of Availability of Proxy Materials You are receiving this notice as a shareholder of Suncor Energy Inc. (“Suncor”). Suncor has decided to use notice and access to deliver its Management Proxy Circular dated February 26, 2015 (the “Management Proxy Circular”) to you by providing you with electronic access to the document, instead of mailing paper copies. You will receive a form of proxy with this notice so you can vote your shares. Notice and access is a more environmentally friendly and cost effective way to deliver the Management Proxy Circular, as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. Notice is hereby given that an annual general meeting of Suncor will be held: When: April 30, 2015 Where: Hotel Arts, 119 12 Avenue Southwest, 10:30 am (Mountain Daylight Time) Calgary, AB T2R 0G8 for the following purposes, as further described in the “Business of the Meeting” section of the Management Proxy Circular and other applicable sections listed below: i. To receive the consolidated fi nancial statements of Suncor for the year ended December 31, 2014 together with the auditors’ report thereon. ii. To elect directors of Suncor to hold offi ce until the close of the next annual meeting. iii. To appoint auditors of Suncor to hold offi ce until the close of the next annual meeting. iv. To vote on the following resolution to confi rm amendments to Suncor’s By-Law No. 1: “RESOLVED as an ordinary resolution of the shareholders of Suncor Energy Inc. (the “Corporation”) that: 1. the amendments to By-Law No.1 of the Corporation, in the form adopted by the Board of Directors of the Corporation on July 30, 2014, be and are hereby confi rmed and By-Law No. 1, as amended and attached as Schedule A to the management proxy circular of the Corporation dated February 26, 2015, be and is hereby confi rmed as a by-law of the Corporation; and 2. any offi cer or director of the Corporation be and is hereby authorized to take such actions as such offi cer or director may determine to be necessary or advisable to implement the foregoing resolution, such determination to be conclusively evidenced by the taking of any such actions.” v. To vote on the following resolution to confi rm Suncor’s Amended and Restated By-Law No. 2: “RESOLVED as an ordinary resolution of the shareholders of Suncor Energy Inc. (the “Corporation”) that: 1. the Corporation’s Amended and Restated By-Law No. 2, in the form adopted by the Board of Directors of the Corporation on February 5, 2015 and attached as Schedule B to the management proxy circular of the Corporation dated February 26, 2015, be and is hereby confi rmed as a by-law of the Corporation; and 2. any offi cer or director of the Corporation be and is hereby authorized to take such actions as such offi cer or director may determine to be necessary or advisable to implement the foregoing resolution, such determination to be conclusively evidenced by the taking of any such actions.”

0148OF Fold Fold vi. To consider and, if deemed fi t, approve an advisory resolution on Suncor’s approach to executive compensation. See also the “Executive Compensation” section of the Management Proxy Circular. vii. To transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement . How to Request a Paper Copy of the Management Proxy Circular Shareholders may request to receive a paper copy of the Management Proxy Circular by mail at no cost for up to one year from the date the Management Proxy Circular was fi led on SEDAR. Requests for paper copies may be made using your Control Number as it appears on your enclosed form of proxy. If you do request a paper copy, please note that you will not receive another form of proxy; please retain your current one for voting purposes. To request a paper copy before the meeting date, please call the number below and follow the instructions: Toll Free, within North America: 1-866-962-0498 Outside of North America: (514) 982-8716 To request a paper copy after the meeting date, please call 1-800-558-9071. To ensure you receive the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 p.m. Eastern Daylight Time on Tuesday, April 14, 2015. Suncor will only provide paper copies of the Management Proxy Circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials. Suncor’s 2014 annual report and annual fi nancial statements will be delivered to all registered shareholders who did not opt out of receiving such documents. If you have any questions about notice and access, please call Investor Relations at 1-800-558-9071. PLEASE REVIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING The Management Proxy Circular and other relevant materials are available at: www.suncor.com/annual-disclosure or www.sedar.com Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods refl ected on your enclosed form of proxy. Your form of proxy must be received by 10:30 am Mountain Daylight Time on Tuesday, April 28, 2015.

Notice of Annual General Meeting and Notice of Availability of Proxy Materials You are receiving this notice as a non-registered shareholder of Suncor Energy Inc. (“Suncor”). Suncor has decided to use notice and access to deliver its Management Proxy Circular dated February 26, 2015 (the “Management Proxy Circular”) to you by providing you with electronic access to the document, instead of mailing paper copies. You will receive a voting instruction form with this notice so you can vote your shares. Notice and access is a more environmentally friendly and cost effective way to deliver the Management Proxy Circular, as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. Notice is hereby given that an annual general meeting of Suncor will be held: When: April 30, 2015 Where: Hotel Arts, 119 12 Avenue Southwest, 10:30 am (Mountain Daylight Time) Calgary, AB T2R 0G8 for the following purposes, as further described in the “Business of the Meeting” section of the Management Proxy Circular and other applicable sections listed below: i. To receive the consolidated financial statements of Suncor for the year ended December 31, 2014 together with the auditors’ report thereon. ii. To elect directors of Suncor to hold office until the close of the next annual meeting. iii. To appoint auditors of Suncor to hold office until the close of the next annual meeting. iv. To vote on the following resolution to confirm amendments to Suncor’s By-Law No. 1: “RESOLVED as an ordinary resolution of the shareholders of Suncor Energy Inc. (the “Corporation”) that: 1. the amendments to By-Law No.1 of the Corporation, in the form adopted by the Board of Directors of the Corporation on July 30, 2014, be and are hereby confirmed and By-Law No. 1, as amended and attached as Schedule A to the management proxy circular of the Corporation dated February 26, 2015, be and is hereby confirmed as a by-law of the Corporation; and 2. any officer or director of the Corporation be and is hereby authorized to take such actions as such officer or director may determine to be necessary or advisable to implement the foregoing resolution, such determination to be conclusively evidenced by the taking of any such actions.” v. To vote on the following resolution to confirm Suncor’s Amended and Restated By-Law No. 2: “RESOLVED as an ordinary resolution of the shareholders of Suncor Energy Inc. (the “Corporation”) that: 1. the Corporation’s Amended and Restated By-Law No. 2, in the form adopted by the Board of Directors of the Corporation on February 5, 2015 and attached as Schedule B to the management proxy circular of the Corporation dated February 26, 2015, be and is hereby confirmed as a by-law of the Corporation; and 2. any officer or director of the Corporation be and is hereby authorized to take such actions as such officer or director may determine to be necessary or advisable to implement the foregoing resolution, such determination to be conclusively evidenced by the taking of any such actions.” vi. To consider and, if deemed fit, approve an advisory resolution on Suncor’s approach to executive compensation. See also the “Executive Compensation” section of the Management Proxy Circular. vii. To transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

How to Request a Paper Copy of the Management Proxy Circular Non-registered shareholders may request to receive a paper copy of the Management Proxy Circular by mail at no cost for up to one year from the date the Management Proxy Circular was filed on SEDAR using the following methods and entering the control number located on the voting instruction form provided to you and following the instructions: Online at www.proxyvote.com By telephone toll free at 1-877-907-7643 If you do not have a control number, please call toll free at 1-855-887-2243. If you do request a paper copy, please note that you will not receive another voting instruction form; please retain your current one for voting purposes. To ensure you receive the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 p.m. Eastern Daylight Time on Tuesday, April 14, 2015. Suncor will only provide paper copies of the Management Proxy Circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials. Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reflected on your enclosed voting instruction form and summarized below: Internet: www.proxyvote.com Telephone: 1-800-474-7493 (English) or 1-800-474-7501 (French) Facsimile: 905-507-7793 Mail: Data Processing Centre PO Box 2800 Stn LCD Malton Mississauga, ON L5T 2T7 Proxies must be received by Suncor by 10:30 am Mountain Daylight Time on Tuesday, April 28, 2015. As you are a non-registered shareholder, your voting instruction form may provide for an earlier voting deadline in order to process your votes in a timely manner. To ensure your votes are counted you should ensure your voting instruction form is submitted in the timeline provided for on such voting instruction form. PLEASE REVIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING The Management Proxy Circular and other relevant materials are available at: www.suncor.com/annual-disclosure or www.sedar.com Suncor’s 2014 annual report and annual financial statements will be delivered to all non-registered shareholders who requested to receive such documents. If you have any questions about notice and access, please call Investor Relations at 1-800-558-9071.

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  EXHIBIT 99.3
Notice of Annual General Meeting and Notice of Availability of Proxy Materials